April 7, 2010

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on February 16, 2010 regarding Post-Effective Amendment No. 80 to the American Beacon Funds’ Registration Statement on Form N-1A that was filed with the Securities and Exchange Commission (“SEC”) on December 23, 2009.  American Beacon Funds is referred to in this letter as the “Registrant.”  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments Regarding Fund Summaries

1.
If the Registrant intends to use a stand-alone summary prospectus, please provide the Staff with an advance copy of the legend required by Rule 498(b)(1)(v) that will be included on the summary prospectus cover page.

The Registrant intends to use a stand-alone summary prospectus for each Fund.  Accordingly, the Registrant has previously provided the Staff with an advance copy of the legend required by Rule 498(b)(1)(v) that will be included on the cover page of each summary prospectus.

Securities and Exchange Commission
April 7, 2010

2.
Please provide the Staff with completed fee tables and expense examples for all Funds prior to filing Registrant’s post effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 (“1933 Act”).

The Registrant has previously provided the Staff with completed fee table and expense examples for all Funds prior to filing Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act.

3.
In each Fund Summary, please summarize further each Fund’s “Principal Investment Strategy.”  (This comment does not apply to the “Principal Investment Strategy” section of the Fund Summaries for the High Yield Bond Fund, Retirement Income Fund, Intermediate Bond Fund, Short-Term Bond Fund and Treasury Inflation Protected Securities Fund.)

Form N-1A, Item 4(a) requires a Fund to summarize how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies, including the types of securities in which the Fund invests.  The Registrant respectfully observes that investment companies have satisfied this requirement either by providing a concise summary of a Fund’s strategies or more fulsome summary of a Fund’s investments and security selection process.  Fund groups that provide more complete disclosure in their summary prospectuses include Janus Funds, PIMCO Funds, ING Funds and TIAA-CREF Funds.

Each Fund’s “Principal Investment Strategy” section summarizes the Fund’s investment strategies that the Fund and the Manager believe is necessary for an investor to make an informed investment decision.  This approach is consistent with the Form N-1A, Item 4(a) requirement to identify a Fund’s investment strategies, and the approach adopted by the mutual fund complexes noted above.  The Registrant submits that the Fund’s Board of Trustees is comfortable with the existing level of disclosure.  Moreover, no Fund’s “Principal Investment Strategy” disclosure is so lengthy as to cause the Fund Summary to exceed 3-4 pages, the SEC’s desired length for the disclosure required by Form N-1A, Items 1-8.  Accordingly, the Registrant respectfully declines the comment.

4.	In each Fund Summary, please delete the last two sentences of the section titled “Purchase and Sale of Fund Shares.”

In each Fund Summary, the Registrant has deleted the last two sentences of the section titled “Purchase and Sale of Fund Shares.”

Securities and Exchange Commission
April 7, 2010

5.	In the “Management” section of each Fund Summary, please limit the portfolio manager disclosure to each portfolio manager’s name, title and length of service with the Fund.

The Registrant has revised the disclosure in each Fund Summary to include, for each portfolio manager, the portfolio manager’s name, title and length of service with the Fund.

6.	For each Fund, please confirm that the same portfolio managers are disclosed in the “Management” section of each Fund Summary and the “Fund Management” section of the prospectus.

The Registrant has revised the “Management” section of each Fund Summary to disclose the same portfolio managers responsible for the day-to-day management of each Fund as in the “Fund Management” section of the prospectus.  The Registrant notes, that as discussed with the Staff, certain additional sub-adviser personnel also are disclosed in the “Fund Management” section of the prospectus.

7.	In the “Fund Management” section of the prospectus, please disclose the position(s) that each portfolio manager has held since 2005.

The Registrant has revised the “Fund Management” section of the prospectus to disclose the business experience of each portfolio manager for at least the past five years.

8.
On page 79 of the prospectus, the Registrant discloses that “[t]he Manager reserves the right to charge an annual account fee of $12 (to offset the costs of servicing accounts with low balances) if an Investor Class, Advisor Class or Retirement Class account balance falls below certain asset levels.”  Pursuant to Form N-1A, Item 3, Instruction 2(d), please add disclosure regarding the $12 low balance fee to each Fund’s fee table.

To date, the Manager has never assessed the $12 low balance fee on a shareholder account and, currently, does not intend to do so.  Accordingly, the Registrant has deleted all references to the $12 low balance fee in the “General Policies” section of the prospectus.

Balanced Fund Summary

9.	Please disclose in the “Principal Investment Strategy” section whether the Fund invests in small and middle capitalization companies.

Securities and Exchange Commission
April 7, 2010

The Registrant has revised the “Principal Investment Strategy” section to disclose that the Fund may invest in companies of all capitalizations, including small and middle capitalization companies.

10.	Please disclose in the “Principal Investment Strategy” section the dollar weighted average maturity of the fixed income portion of the Fund.

The Registrant does not disclose the dollar weighted average maturity of the fixed income portion of the Fund because the Fund’s investment policies do not require the fixed income portion of the portfolio to stay within a stated maturity range.  Because the Fund’s portfolio managers are not limited in this regard, the Fund’s average dollar weighted maturity is likely to fluctuate.  The Registrant believes that the disclosure of the dollar weighted average maturity of the fixed income portion of the Fund’s portfolio as of a specific date could be misleading because it is not likely to be indicative of the dollar weighted average maturity of that portion of the portfolio at a future date.  Accordingly, the Registrant respectfully declines the comment.

11.
In the annual total returns table, the Fund lists two benchmark indices, the Russell 1000 Value Index and the Barclays Capital US Aggregate Bond Index as the Fund’s primary benchmarks.  Please choose one index as the Fund’s primary benchmark and, in the narrative preceding the table: (1) state that the Fund compares its performance to two broad-based market indices; (2) identify the Fund’ primary benchmark; and (3) explain the relevance of the additional index.  In the annual performance table, list the Fund’s primary benchmark first, ahead of the Balanced Composite Index.

The Registrant has designated the Russell 1000 Value Index (“Russell Index”) as the Fund’s primary benchmark and has listed the Russell Index first, ahead of the Barclays Capital U.S. Aggregate Bond Index (“Barclays Index”) and the Balanced Composite Index (“Composite”) in the annual performance table.  The Registrant also has added disclosure to the narrative preceding the performance table describing the relevance of the Barclays Index and the Composite.

Large Cap Value Fund and Large Cap Growth Fund Summaries

12.
In the “Principal Investment Strategy” section of the Fund Summary for each Fund, please revise the disclosure to indicate a higher minimum market capitalization for the companies in which the Fund will invest.

Each Fund has adopted a policy to invest at least 80% of its net assets in the equity securities of large market capitalization U.S. companies.  The Funds determine the

Securities and Exchange Commission
April 7, 2010

eligibility of companies for investment by reference to the Russell 1000® Index at the time of investment.  This practice has been sanctioned by the SEC and its staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Trust also respectfully notes that numerous other large cap mutual funds rely on the Russell 1000® Index to define the universe of large market capitalization companies.  These funds include, but are not limited to: Laudus Rosenberg U.S. Large Capitalization Fund, a series of Laudus Trust; Large Cap Core Equity Fund, a series of Touchstone Strategic Trust; Multi-Manager Large Cap Fund, a series of Northern Funds; Large Cap Stock Fund, a series of Fidelity Commonwealth Trust; William Blair Large Cap Growth Fund, a series of William Blair Funds; and Janus Adviser Large Cap Growth Fund, a series of Janus Adviser Series.  The Funds have adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

Mid-Cap Value Fund Summary

13.	In the “Principal Investment Strategy” section, please revise the disclosure to indicate a higher minimum market capitalization for the companies in which the Fund will invest.

The Fund has adopted a policy to invest at least 80% of its net assets in the equity securities of middle market capitalization U.S. companies.  The Fund determines the eligibility of companies for investment by reference to the Russell Midcap Index at the time of investment.  This practice has been sanctioned by the SEC and its staff in the Adopting Release and related SEC staff guidance discussed in Question 12 above.

The Registrant also respectfully notes that numerous other mid cap mutual funds rely on the Russell Midcap Index to define the universe of middle market capitalization companies.  These funds include, but are not limited to: Mid Cap Growth Fund, a series

Securities and Exchange Commission
April 7, 2010

of Touchstone Strategic Trust; Multi-Manager Mid Cap Fund, a series of Northern Funds; Mid-Cap Stock Fund, a series of Fidelity Commonwealth Trust; William Blair Mid Cap Growth Fund, a series of William Blair Funds; Janus Adviser Mid Cap Growth Fund, a series of Janus Adviser Series; Dreyfus Active Mid Cap Fund, a series of Strategic Funds; Thompson Plumb Mid Cap Fund, a series of Thompson Plumb Funds; and Vantagepoint Aggressive Opportunities Fund, a series of Vantagepoint Funds.  The Fund has adopted a definition in accordance with SEC and staff guidance.  Accordingly, the Registrant respectfully declines this comment.

Small Cap Value Fund Summary

14.	In the “Principal Investment Strategy” section, please incorporate footnote 3 regarding the Russell 2000 Index into the narrative disclosure.

The Registrant has incorporated footnote 3 regarding the Russell 2000 Index into the narrative in the “Principal Investment Strategy” section of the Fund Summary.

International Equity Fund, Emerging Markets Fund and High Yield Bond Fund Summaries

15.
Please move the information regarding the redemption fee that is currently located in a footnote to the fee table to the narrative preceding the fee table or a parenthetical following the “Redemption Fee” line item in the fee table.

The Registrant has moved the information regarding the redemption fee that is currently located in a footnote to each Fund’s fee table to the parenthetical following the “Redemption Fee” line item in the fee table.

Retirement Income Fund Summary

16.	Please explain to the Staff supplementally how the Retirement Income Fund’s objective to seek income and capital appreciation is consistent with the Fund’s name.

Although there are other mutual funds with the term “Income” in their names that seek income and capital appreciation, the Registrant intends to change the name of the Retirement Income Fund to the Retirement Income and Appreciation Fund.

17.	Please disclose in the Fund’s “Principal Investment Strategy” section whether the Fund will invest in small and middle capitalization companies.

Securities and Exchange Commission
April 7, 2010

The Fund may invest in small and middle capitalization companies.  The “Principal Investment Strategy” section currently discloses that the Fund will invest in small and middle capitalization companies.  The disclosure states “[h]istorically, the sub-advisor’s investment process has led it to invest primarily in convertible securities of small to medium-sized companies . . . However, the Fund may also invest in well-established companies with large capitalizations.”

18.
In the annual total returns table, the Fund lists three benchmark indices, the  Linked Barclays Capital U.S. Aggregate Bond Index, the Barclays Capital U.S. Aggregate Bond Index and the BofA Merrill Lynch All U.S. Convertibles Index as the Fund’s primary benchmarks.  Please choose one index as the Fund’s primary benchmark and, in the narrative preceding the table, (1) state that the Fund compares its performance to three broad-based market indices, (2) identify the Fund’ primary benchmark; and (3) explain the relevance of the additional index.  In the annual performance table, list the Fund’s primary benchmark first, ahead of the Enhanced Income Composite Index.

The Registrant has designated the Barclays Index as the Fund’s primary benchmark and has listed the Barclays Index first, ahead of the BofA Merrill Lynch All U.S. Convertibles Index (“Convertibles Index”) and the Retirement Income and Appreciation Fund Composite (“Composite”) in the annual performance table.  The Registrant also has added disclosure to the narrative preceding the performance table describing the relevance of the Convertibles Index and the Composite.

Intermediate Bond Fund Summary

19.	Please revise the disclosure in the “Principal Investment Strategy” section to clarify that the Fund invests at least 80% of its net assets in bonds.

The Registrant has revised the disclosure in the “Principal Investment Strategy” section to clarify that the obligations in which the Fund invests are commonly referred to as fixed income securities or bonds.

20.
Please disclose in the “Principal Investment Strategy” section that the Fund’s dollar weighted average maturity is 3 to 10 years.  In addition, please add to this section an example illustrating the effect of an interest rate increase of 1% on a hypothetical portfolio with a duration of 1 year.

The Registrant currently discloses in the “Principal Investment Strategy” section that, under normal circumstances, the Fund seeks to maintain a duration of three to seven years.  The Registrant believes that duration, which estimates how much the Fund’s value

Securities and Exchange Commission
April 7, 2010

will fluctuate in response to interest rate changes, is a more accurate measure of  the Fund’s interest rate sensitivity than dollar weighted average maturity, which is the average of the current maturities of the individual bonds that the Fund holds.  Accordingly, the Fund respectfully declines the comment.  However, the Fund has included in the “Principal Investment Strategy” section an example illustrating the effect of an interest rate increase of 1% on a hypothetical portfolio with a 1-year duration.

Short Term Bond Fund Summary

21.	Please revise the disclosure in the “Principal Investment Strategy” section to clarify that the Fund invests at least 80% of its net assets in bonds.

The Registrant has revised the disclosure in the “Principal Investment Strategy” section to clarify that the obligations in which the Fund invests are commonly referred to as fixed income securities or bonds.

22.
Please disclose in the “Principal Investment Strategy” section that the Fund’s dollar weighted average maturity is 1 to 3 years.  In addition, please add to this section an example illustrating the effect of an interest rate increase of 1% on a hypothetical portfolio with a duration of 1 year.

The Registrant currently discloses in the “Principal Investment Strategy” section that, under normal circumstances, the Fund seeks to maintain a duration of one to three years.  The Registrant believes that duration, which estimates how much the Fund’s value will fluctuate in response to interest rate changes, is a more accurate measure of the Fund’s interest rate sensitivity than dollar weighted average maturity, which is the average of the current maturities of the individual bonds that the Fund holds.  Accordingly, the Fund respectfully declines the comment.  However, the Fund has included in the “Principal Investment Strategy” section an example illustrating the effect of an interest rate increase of 1% on a hypothetical portfolio with a 1-year duration.

Treasury Inflation Protected Securities Fund Summary

23.	Please add to the “Principal Investment Strategy” section disclosure describing the average dollar weighted maturity of the Fund’s portfolio.

The Registrant has revised the “Principal Investment Strategy” section to add disclosure stating that “[u]nder normal circumstances, the Fund’s dollar-weighted average maturity is expected to be between three and twenty years.”

Securities and Exchange Commission
April 7, 2010

24.	Please shorten the description of inflation-indexed securities to one sentence.

The Registrant has made the requested change.

Statement of Additional Information

25.	Please add to the cover page of the SAI the ticker symbol for each Fund and its separate classes.

The cover page of the SAI has been revised to include the ticker symbol for each Fund and its separate classes.

26.
In the section titled “Disclosure of Portfolio Holdings,” please disclose: (1) the identity of the service providers with which the Funds have ongoing arrangements, (2) the frequency with which the service providers receive portfolio holdings information, and (3) the lag time, and indicate none if there is no lag time.

The Registrant has revised the “Disclosure of Portfolio Holdings” section of the SAI to clarify that State Street Bank and Trust Company (“State Street”), the Funds’ custodian, accountant and pricing agent, Brown Brothers Harriman & Co. (“BBH”), the securities lending agent for the Small Cap Value Fund and the International Equity Fund, and Ernst & Young LLP (“E&Y”), the Funds’ independent registered public accounting firm, are the only service providers that routinely receive portfolio holdings information.  State Street has access to the portfolio holdings information for each Fund on a daily basis with no lag.   BBH has access to the portfolio holdings information for the Small Cap Value Fund and the International Equity Fund on a daily basis without lag.  E&Y has access to the portfolio holdings information on an annual basis with no lag.

27.
In the discussion of compensation paid to the portfolio managers, please disclose whether portfolio manager salaries are fixed or measured by performance.  If portfolio manager salaries are measured by performance, please disclose: (1) whether the measure is based on pre-tax or after tax performance; (2) the performance period; and (3) the benchmarks and/or peer groups to which performance is compared.

The Registrant has revised the discussion of compensation paid to the portfolio managers to include the requested disclosure.

Securities and Exchange Commission
April 7, 2010

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,
/s/ Francine J. Rosenberger Francine J. Rosenberger

cc:	Rosemary Behan
Constance Melton American Beacon Advisors, Inc.